UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         CIRMAKER TECHNOLOGY CORPORATION
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   172971 103
                                 (CUSIP Number)


                                 Ping-Wen Huang
                                      4F-2
                             No. 155 Kung Cheng Rd.
                                  Lo Tung Town
                                  Yi Lan Hsien
                            Taiwan, Republic of China
                                +886 -39-29630933
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 5, 2003
         (Date of Event which Requires Filing Statement on Schedule 13D)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

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1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ping-Wen Huang

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                         (b) [_]

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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS

     PF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(e) or 2(f)                                                    [_]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Taiwan, Republic of China

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 NUMBER OF         7.   SOLE VOTING POWER                   0
  SHARES
BENEFICIALLY       8.   SHARED VOTING POWER                 8,500,000*
  OWNED BY
    EACH           9.   SOLE DISPOSITIVE POWER              0
 REPORTING
PERSON WITH       10.   SHARED DISPOSITIVE POWER            8,500,000*

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,500,000*
     ----------
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.77%*

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14.  TYPE OF REPORTING PERSON

     IN

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* Consists of unexercised subscription rights for the purchase of 8,500,000 shares of the issuer's common stock. 7,500,000 of the shares may be acquired on or before December 31, 2003 at a subscription price of $0.80 and the remaining 1,000,000 of the shares may be acquired on or before December 31, 2003 at a subscription price of $1.50. In determining the percentage of class represented by the amount in row (11), 8,500,000 shares were added to the total outstanding shares of the issuer's common stock. These subscription rights are held by Universal Securities Corp., an entity controlled by Ping-Wen Huang.


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


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1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Universal Securities Corp.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


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4.   SOURCE OF FUNDS

     WC

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(e) or 2(f)                                                    [_]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Belize

--------------------------------------------------------------------------------
 NUMBER OF         7.   SOLE VOTING POWER                   0
  SHARES
BENEFICIALLY       8.   SHARED VOTING POWER                 8,500,000*
  OWNED BY
    EACH           9.   SOLE DISPOSITIVE POWER              0
 REPORTING
PERSON WITH       10.   SHARED DISPOSITIVE POWER            8,500,000*

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,500,000*
     ----------
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.77%*

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO

--------------------------------------------------------------------------------

* Consists of unexercised subscription rights for the purchase of 8,500,000 shares of the issuer's common stock. 7,500,000 of the shares may be acquired on or before December 31, 2003 at a subscription price of $0.80 and the remaining 1,000,000 of the shares may be acquired on or before December 31, 2003 at a subscription price of $1.50. In determining the percentage of class represented by the amount in row (11), 8,500,000 shares were added to the total outstanding shares of the issuer's common stock. These subscription rights are held directly by Universal Securities Corp., an entity controlled by Ping-Wen Huang.


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


                                EXPLANATORY NOTE

     On August 5, 2003, Universal Securities Corp., a corporation organized under the Belize International Business Companies Act ("Universal") and Cirmaker Technology Corporation, a Nevada corporation (the "Company") entered into two separate subscription agreements (the "Subscription Agreements") relating to the purchase, in the aggregate, of up to 8,500,000 shares of the Company's common stock. The subscription rights provided to Universal under the Subscription Agreements have not yet been exercised by Universal and Universal is not obligated to exercise such rights. Accordingly, to date, the Company has not issued any shares of its common stock to Universal and Universal has not funded any amounts to the Company.

     The first subscription agreement relates to the purchase by Universal of 1,000,000 shares of the Company's common stock at a subscription price of $1.50. The subscription right may be exercised by Universal on or before December 31, 2003.

     The second subscription agreement relates to the purchase by Universal of up to 7,500,000 shares of the Company's common stock at a subscription price of $0.80. This subscription right must also be exercised on or before December 31, 2003.

     Universal is controlled by Ping-Wen Huang ("Mr. Huang").

ITEM 1. SECURITY AND ISSUER.

     The name of the issuer is Cirmaker Technology Corporation, a Nevada corporation, which has its principal executive offices at 2300 W. Sahara Ave., Suite 500A, Las Vegas, Nevada 89102. This statement relates to the Company's common stock, $0.001 par value per share and rights to subscribe for such common stock.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(f). PING-WEN HUANG. This Schedule 13D is being filed by Ping-Wen Huang, an individual who is a citizen of Taiwan, Republic of China. Mr. Huang's principal occupation is a merchant and entrepreneur. The address at which his occupation is conducted is 4F-2, No. 155 Kung Cheng Rd., Lo Tung Town, Yi Lan Hsien, Taiwan, Republic of China. During the last five years, Mr. Huang has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (a)-(f). UNIVERSAL SECURITIES CORP. This Schedule 13D is being filed by Universal Securities Corp., a corporation organized under the Belize International Business Companies Act. Universal is a private investment holding company controlled by Mr. Huang. During the last five years, Universal has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


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


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     To date the subscription rights granted to Universal under the Subscription Agreements have not been exercised and no funds have been transferred to the Company. If the subscription rights (or any part thereof) are exercised by Universal, then Universal will use its working capital or the personal funds of its controlling stockholder, Mr. Huang, to fund the acquisition of the shares.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Huang holds the subscription rights under the Subscription Agreements indirectly through Universal, an entity controlled by Mr. Huang, solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

     (a)-(j) None.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     1.   Ping-Wen Huang
          --------------

          (a)  Amount of Securities Beneficially Owned: 8,500,000*

          (b)  Number of shares as to which such person has:

               (i)   Sole power to vote or direct vote: 0

               (ii)  Shared power to vote or direct vote: 8,500,000*

               (iii) Sole power to dispose of or direct disposition of shares: 0

               (iv)  Shared power to dispose of or direct disposition of shares:
                     8,500,000*

          (c)  Transactions in securities of the Company within last 60 days:
None

          (d) Third party right to receive dividends or proceeds from sale of securities: None

          (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

     2.   Universal Securities Corp.
          --------------------------

          (a)  Amount of Securities Beneficially Owned: 8,500,000*

          (b)  Number of shares as to which such person has:

               (i)   Sole power to vote or direct vote: 0

               (ii)  Shared power to vote or direct vote: 8,500,000*

               (iii) Sole power to dispose of or direct disposition of shares: 0


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


               (iv)  Shared power to dispose of or direct disposition of shares:
                     8,500,000*

          (c)  Transactions in securities of the Company within last 60 days:
None

          (d) Third party right to receive dividends or proceeds from sale of securities: None

          (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

_________________________
* Consists of unexercised subscription rights for the purchase of 8,500,000 shares of the issuer's common stock. 7,500,000 of the shares may be acquired on or before December 31, 2003 at a subscription price of $0.80 and the remaining 1,000,000 of the shares may be acquired on or before December 31, 2003 at a subscription price of $1.50. These subscription rights are held directly by Universal, an entity controlled by Mr. Huang.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Regulation S Subscription Agreement, dated August 5, 2003, between the Company and Universal Securities Corp. relating to subscription rights for 1,000,000 shares of the Company's Common Stock.

Exhibit 2. Regulation S Subscription Agreement, dated August 5, 2003, between the Company and Universal Securities Corp. relating to subscription rights for 7,500,000 shares of the Company's Common Stock, as amended by Amendment No. 1 to Regulation S Subscription Agreement, dated as of September 19, 2003.

Exhibit 3. Written Statement as to Joint Filing of Schedule 13D, dated September 19, 2003, among the reporting persons filing this
              Schedule 13D.


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


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2003


                                         /s/ Ping Wen Huang
                                         ------------------------------
                                         Ping-Wen Huang


                                         UNIVERSAL SECURITIES CORP.


                                         By:    /s/ Ping Wen Huang
                                            ---------------------------
                                            Ping-Wen Huang
                                            President


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